650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

June 6, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Kathleen Collins, Accounting Branch Chief
Melissa Kindelan, Staff Accountant
Jan Woo, Staff Attorney

Re:	Limelight Networks, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 1, 2013
File No. 001-33508

Ladies and Gentlemen:

On behalf of Limelight Networks, Inc. (the “Company”), we are responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 23, 2013 (the “Letter”) relating to the above-referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the “Form 10-K”).

For ease of reference by the Staff in reviewing the Company’s responses to each of the Staff’s comments, each comment is referred to separately by the number set forth in the Letter and is also repeated prior to the applicable response.

Form 10-K for Fiscal Year Ended December 31, 2012

General

Comment 1.    Please confirm whether Wilson Sonsini Goodrich & Rosati are acting as agent for the company in making the tandy representations and provide a copy of your written authorization granting them permission to make such representations. Alternatively, please provide these representations in a separate letter signed by a representative of the company in your next response.

Response:    In response to the Staff’s comment, the Company confirms that Wilson Sonsini Goodrich & Rosati, PC is acting as agent for the Company in making the tandy representations. A copy of the written authorization granting Wilson Sonsini Goodrich & Rosati, PC permission to make such representations and confirmation of such representations is enclosed herein and filed as Exhibit A with this response letter.

AUSTIN    BEIJING    BRUSSELS    GEORGETOWN, DE    HONG KONG    LOS ANGELES    NEW YORK

PALO ALTO    SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC

Securities and Exchange Commission

June 6, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Goodwill and Other Intangible Assets, page 46

Comment 2.    We note from your response to prior comment 2 that the control premium used in your goodwill impairment analysis was based on the estimated average and median control premiums of transactions involving companies comparable to the company. Please tell us the control premiums used in each of your October 2012, December 2012 and March 2013 analyses and provide us with a list of the comparable company transactions used to determine the control premiums.

Response:    The Company supplementally informs the Staff that the control premium used in each of the Company’s October 2012, December 2012 and March 2013 analyses was 40% based on the estimated average and median control premiums of transactions involving comparable companies in the computer software industry determined using the Mergerstat Mergers and Acquisitions Database. The Company determined that computer software is the industry that most closely aligns with the Company’s business. The Company further supplementally informs the Staff that there were no new transactions involving comparable companies subsequent to the Company’s October 2012 analysis. Accordingly, the list of comparable company transactions was identical for the Company’s October 2012, December 2012 and March 2013 analyses. The list of comparable company transactions used to determine the control premiums is as follows:

Transaction Date	Buyer Name	Seller Name	Control Premium
03/17/2009	Autonomy Corp. PLC	Interwoven, Inc.	25.0%
04/03/2009	Exar Corp.	Hi/fn, Inc.	29.0%
07/09/2009	American Software, Inc.	Logility, Inc.	49.4%
10/23/2009	Adobe Systems, Inc.	Omniture, Inc.	39.6%
02/02/2010	Google, Inc.	On2 Technologies, Inc.	99.5%
02/02/2010	JDA Software Group, Inc.	i2 Technologies, Inc.	9.4%
08/12/2010	FreeBit Co. Ltd.	Full Speed, Inc.	11.5%
05/04/2012	Blackbaud, Inc.	Convio, Inc.	49.0%
06/27/2012	Financière Adverline SAS	Adverline SA	42.0%

Average Control Premium:	39.4%
Median Control Premium:	39.6%
Estimated Control Premium (rounded):	40.0%

Securities and Exchange Commission

June 6, 2013

Notes to Consolidated Financial Statements

Note 13. Contingencies

Akamai Litigation, page 94

Comment 3.    We note your response to prior comment 3 and the revised disclosure in your Form 10-Q filed on May 10, 2013, where you state that you are not able at this time to estimate the range of potential loss. The term “potential” is not consistent with the guidance in ASC 450, which uses terms such as: probable, reasonably possible or remote to identify three areas in the range of likelihood that a future event or event will confirm the incurrence of a liability. If there is at least a reasonable possibility that a loss may have been incurred in excess of amounts recorded, the estimate of that reasonable possible loss or range of reasonable possible losses should be disclosed, or, if true, state that the estimate is immaterial, or that such as estimate cannot be made. Please tell us whether your policy is consistent with this guidance and revise your disclosures in future filings accordingly. Also please provide us with a draft of the revised disclosures in your response.

Response:    The Company acknowledges the Staff’s comment and supplementally informs the Staff that the Company’s accounting policy is consistent with the guidance in ASC 450. The Company confirms that it will revise its disclosures in future filings accordingly, as applicable.

The following is a draft of the Company’s revised disclosure which will be included in its Quarterly Report on Form 10-Q for the three and six months ending June 30, 2013 (assuming that there are no significant developments in the matter that occur during the quarter) and future filings, as applicable. For ease of reference by the Staff, the following draft of the Company’s revised disclosure is marked against the relevant disclosure in the Company’s Quarterly Report on Form 10-Q filed on May 10, 2013.

“Contingencies

Akamai Litigation

In June 2006, Akamai Technologies, Inc. (Akamai), and the Massachusetts Institute of Technology (MIT), filed a lawsuit against the Company in the United States District Court for the District of Massachusetts alleging that the Company was infringing two patents assigned to MIT and exclusively licensed by MIT to Akamai, United States Patent No. 6,553,413 (the ’413 patent) and United States Patent No. 6,108,703 (the ’703 patent). In September 2006, Akamai and MIT expanded their claims to assert infringement of a third, recently issued patent United States Patent No. 7,103,645 (the ’645 patent). Before trial, Akamai waived by stipulation its claims of indirect or induced infringement and proceeded to trial only on the theory of direct infringement. In February 2008, a jury returned a verdict in this lawsuit, finding that the Company infringed four claims of the ’703 patent at issue and rejecting the Company’s invalidity defenses. The jury awarded an aggregate of approximately $45.5 million which includes lost profits, reasonable

Securities and Exchange Commission

June 6, 2013

royalties and price erosion damages for the period April 2005 through December 31, 2007. In addition, the jury awarded prejudgment interest which the Company estimated to be $2.6 million at December 31, 2007. The Company recorded an aggregate $48.1 million as a provision for litigation as of December 31, 2007. During 2008, the Company recorded a potential additional provision of approximately $17.5 million for potential additional infringement damages and interest. The total provision for litigation at December 31, 2008 was $65.6 million.

On July 1, 2008, the court denied the Company’s Motions for Judgment as a Matter of Law (JMOL), Obviousness, and a New Trial. The court also denied Akamai’s Motion for Permanent Injunction as premature and its Motions for Summary Judgment regarding the Company’s equitable defenses. The court conducted a bench trial in November 2008 regarding the Company’s equitable defenses. The Company also filed a motion for reconsideration of the court’s earlier denial of the Company’s motion for JMOL. The Company’s motion for JMOL was based largely upon a clarification in the standard for a finding of joint infringement articulated by the Federal Circuit in the case of Muniauction, Inc. v. Thomson Corp., released after the court denied the Company’s initial motion for JMOL. On April 24, 2009, the court issued its order and memorandum setting aside the adverse jury verdict and ruling that the Company did not infringe Akamai’s ’703 patent and that the Company was entitled to JMOL. Based upon the court’s April 24, 2009 order, the Company reversed the $65.6 million provision for litigation previously recorded for this lawsuit as the Company no longer believed that payment of any amounts represented by the litigation provision was probable. The court entered final judgment in favor of the Company on May 22, 2009, and Akamai filed its notice of appeal of the court’s decision on May 26, 2009. On December 20, 2010, the Court of Appeals for the Federal Circuit issued its opinion affirming the trial court’s entry of judgment in the Company’s favor. On February 18, 2011, Akamai filed a motion with the Court of Appeals for the Federal Circuit seeking a rehearing and rehearing en banc. On April 21, 2011, the Court of Appeals for the Federal Circuit issued an order denying the petition for rehearing, granting the petition for rehearing en banc, vacating the December 20, 2010 opinion affirming the trial court’s entry of judgment in the Company’s favor, and reinstated the appeal.

On August 31, 2012, the Court of Appeals for the Federal Circuit issued its opinion in the case. The Court of Appeals stated that the trial court correctly determined that the Company did not directly infringe Akamai’s ’703 patent and upheld the trial court’s decision to vacate the original jury’s damages award. The Court of Appeals also held that the Company did not infringe Akamai’s ’413 or ’645 patents. A slim majority in this three-way divided opinion also announced a revised legal theory of induced infringement, remanded the case to the trial court, and gave Akamai an opportunity for a new trial to attempt to prove that the Company induced its customers to infringe Akamai’s patent under the Court of Appeals’ new legal standard. On December 28, 2012, the Company filed a petition for writ of certiorari to the United States Supreme Court to appeal this sharply divided Court of Appeals decision and sought to stay any proceedings at the trial court until the Supreme Court rules on that petition. Akamai then filed a cross petition for consideration of the Court of Appeals standard for direct infringement followed by an opposition to the Company’s petition. The Company believes that the Court of Appeal’s new induced

Securities and Exchange Commission

June 6, 2013

infringement standard runs counter to the Patent Act and Supreme Court precedent, and it should be overturned by the Supreme Court. Additionally, just as the Company has successfully shown that it does not directly infringe Akamai’s patent, the Company firmly believes that it will ultimately ~~would~~ be successful in showing that it does not infringe Akamai’s patent under the Court of Appeals majority’s new induced infringement theory, and ~~it will continue to vigorously defend against the allegation. The Company is not able at this time to estimate the range of a potential loss. In light of the status of the litigation, the Company believes there is a reasonable possibility that it has incurred a loss related to the Akamai litigation and believes a loss is not~~does not believe a loss is probable~~, and~~; therefore, no provision for this lawsuit is recorded in the consolidated financial statements.

In light of the status of the litigation, the Company believes that there is a reasonable possibility that it has incurred a loss related to the Akamai litigation. While the Company believes that there is a reasonable possibility that a loss has been incurred, the Company is not able to estimate a range of the loss due to the complexity and procedural status of the case. The Company will continue to vigorously defend against the allegation.

Legal and other expenses associated with this case have been significant. The Company includes these litigation expenses in general and administrative expenses as incurred, as reported in its consolidated statement of operations.”

* * * * * * *

We trust that you will find the foregoing responsive to the comments of the Staff. Please direct any questions or comments regarding this letter to the undersigned at (650) 320-4566 or via facsimile at (650) 493-6811.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Mark L. Reinstra

Mark L. Reinstra

cc:	Douglas S. Lindroth, Senior Vice President, Chief Financial Officer and Treasurer
Philip C. Maynard, Senior Vice President, Chief Legal Officer and Secretary
Limelight Networks, Inc.

Ronald Butler
Ernst & Young LLP

Exhibit A

June 6, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Kathleen Collins, Accounting Branch Chief
Melissa Kindelan, Staff Accountant
Jan Woo, Staff Attorney

Ladies and Gentlemen:

This letter is to confirm that Limelight Networks, Inc., a Delaware corporation (the “Company”), has authorized its legal counsel, Wilson Sonsini Goodrich & Rosati, PC, to act as its agent with respect to the Company’s filing, correspondence, letter or document that the Company has submitted or will submit to the U.S. Securities and Exchange Commission (the “Commission”), and in connection therewith to make all necessary and appropriate representations on behalf of the Company, including the “Tandy” representations, to the Commission in all such filing, correspondence, letter or document.

As further confirmation, pursuant to the request of the staff (the “Staff”) of the Commission in connection with the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed March 1, 2013 (File No. 001-33508), the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Douglas S. Lindroth

Douglas S. Lindroth

Senior Vice President, Chief Financial Officer and

Treasurer, Limelight Networks, Inc.